UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

The results of the Spanish banking sector stress test made by the independent consulting firm Oliver Wyman have been disclosed today by the Bank of Spain. The test results pertaining to the BBVA group published by the Bank of Spain are attached hereto.

Under the stress test, the capital ratio of the group in the worst case scenario would be 9,6%.

The results show that even in the worst case scenario of the test, BBVA’s capital ratio would remain over the minimum required.

Madrid, September 28, 2012

ANEXO

Results of the bottom up Stress Test Exercise

Name of the Entity:	BBVA
		mill. €	% RWA
December 2011 figures	Profit generation capacity (1)	6.157	1,8%
	Risk Weighted Assets (RWA)	336.944	100,0%
	Common Equity Tier (CET) 1 (2)	32.299	9,6%

		Base Scenario		Adverse Scenario
		mill. €	% Assets	mill. €	% Assets
A) Estimated credit losses in each scenario	A1. Spanish Current Credit Book	14.409	7,4%	24.544	12,6%

	Non-Financial Firms
	Real Estate Developers	4.679	25,9%	7.409	40,9%
	Corporate (3)	6.727	8,9%	11.191	14,8%
	Retail
	Secured retail (4)	1.508	1,7%	3.506	3,9%
	Non secured retail	1.495	12,5%	2.438	20,3%

	A2. Foreclosed assets	5.185	52,5%	6.010	60,9%

	Land	2.828	71,3%	3.139	79,2%
	Building in progress	442	55,4%	519	65,0%
	Finished property	1.916	37,5%	2.353	46,1%

	A3. Total losses current book (A1 +A2)	19.594	9,6%	30.554	14,9%

	A4. New Credit Book (5)	743		743

	A5. Total Losses (A3+A4)	20.338		31.297

		Base Scenario		Adverse Scenario
		mill. €		mill. €
B) Estimated loss absorption capacity in each scenario	B1. Existing provisions (6)	10.019		10.019
	B2. Asset protection schemes	1.065		1.667
	B3. Profit generation capacity 2012-14 (1)	16.742		14.414
	B4. Tax impact	92		2.961
	B5. Capital buffer (7)	3.364		13.419

	B6. Total loss absorption capacity (B1+B2+B3+B4+B5)	31.282		42.480

		Base Scenario		Adverse Scenario
		mill. €	% RWA 2014	mill. €	% RWA 2014
C) Estimated capital excess / shortfall in each scenario	C1. Common Equity Tier (CET) 1 2014	39.880	12,4%	30.063	9,6%
	C2. Capital excess/shortfall in relation to CET1 standards (B6-A5)	10.945	3,4%	11.183	3,6%

(1)	Includes pre-provisioning profit of the Spanish business, and attributed post-provisioning and post-tax profit of international businesses
(2)	Includes CET 1 capital as of December 2011 plus realised capital actions before 31 August 2012
(3)	Includes Public Works, Large Corporates, SMEs & Self-Employed
(4)	Includes first mortgage collateral and other secured retail
(5)	New credit origination backloaded towards the end of the period; hence percentage of cumulative losses not comparable with that of the back book
(6)	Existing provisions as of December 2011 and registered provisions from 1H12 in business combinations
(7)	Excess available capital above 9% CET1 base scenario / 6% CET1 adverse scenario, using estimated RWA level in each scenario

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 28, 2012	By:	/s/ Eduardo Avila Zaragoza
	Name:	Eduardo Avila Zaragoza
	Title:	Head of Global Accounting